Manulife Reports
First Quarter 2026 Results
TSX/NYSE/PSE: MFC    SEHK: 945                                                      C$ unless otherwise stated
TORONTO, ON – May 13, 2026 – Manulife Financial Corporation (“Manulife” or the “Company”) reported its first quarter results for the period ended March 31, 2026, delivering double-digit core EPS and new business CSM growth year over year.
Key highlights for the first quarter of 2026 (“1Q26”) include:
•Core earnings1 of $1.8 billion, up 8% on a CER basis2 compared with the first quarter of 2025 (“1Q25”)
•Net income attributed to shareholders of $1.1 billion, up $0.7 billion from 1Q25
•Core EPS3 of $1.06, up 11%2 from 1Q25. EPS of $0.65, up 178%2 from 1Q25
•Core ROE3 of 16.5% and ROE of 10.1%
•LICAT ratio4 of 136%
•APE sales up 7%5, new business CSM up 16%2 and new business value (“NBV”) up 7%5 from 1Q25
•Global Wealth and Asset Management (“Global WAM”) net outflows5 of $4.4 billion, compared with $0.5 billion of net inflows in 1Q25
“We delivered a solid first quarter, executing our strategy and demonstrating the strength of our diversified portfolio. We generated double-digit growth in core EPS, and new business momentum continued to build, driving double-digit growth in new business CSM across all three insurance segments, despite macroeconomic uncertainty.
“Asia achieved another strong quarter, with 22% growth in core earnings and 15% growth in new business value, reflecting robust contributions from key markets in the region. In Global WAM, core EBITDA margin3
improved year over year, notwithstanding the impact of the eMPF transition, and Manulife | Comvest
contributed positively to margin, core earnings and net inflows.
“We made sustained progress against our strategic priorities — expanding our health proposition with new partnerships in Asia and Canada, advancing Global WAM through our partnership with L&G6, and further differentiating our U.S. product offerings. We scaled AI delivery across our global footprint to enhance distributor experience and improve productivity and efficiency. We remain well positioned to deliver our targets and capture growth, generating sustainable value for shareholders.”7
— Phil Witherington, Manulife President & Chief Executive Officer
“Our balance sheet and financial performance demonstrated resilience during a volatile quarter. Excess capital remained strong, our financial leverage ratio improved, and book value per common share increased to an all-
time high8. We continued to deploy capital in a disciplined manner, returning $1.2 billion to shareholders through dividends and share buybacks, and on the acquisition of Schroders Indonesia. Core ROE was 16.5%
for the quarter, an increase of 90 basis points compared with 1Q25, and our expense efficiency ratio of 46%3 remained in-line year over year, while continuing strategic investments in AI and reflecting the impact of the
Comvest acquisition in Global WAM.”
— Colin Simpson, Manulife Chief Financial Officer

Results at a Glance

($ millions, unless otherwise stated)	Quarterly Results
	1Q26	1Q25	Change[2,5]
Net income attributed to shareholders	$1,147	$485	149%
Core earnings	$1,836	$1,767	8%
EPS ($)	$0.65	$0.25	178%
Core EPS ($)	$1.06	$0.99	11%
ROE	10.1%	3.9%	6.2 pps
Core ROE	16.5%	15.6%	0.9 pps
Book value per common share ($)	$26.30	$25.88	2%
Adjusted BV per common share ($)[3]	$39.01	$36.66	6%
Financial leverage ratio (%)[3]	22.5%	23.9%	(1.4) pps
APE sales	$2,821	$2,689	7%
New business CSM	$1,019	$907	16%
NBV	$944	$907	7%
Global WAM net flows ($ billions)	$(4.4)	$0.5	-%
Results by Segment

($ millions, unless otherwise stated)	Quarterly Results
	1Q26	1Q25	Change[5]
Asia (US$)
Net income attributed to shareholders	$433	$435	2%
Core earnings	598	492	22%
APE sales	1,599	1,412	11%
New business CSM	585	498	15%
NBV	533	457	15%
Canada
Net income attributed to shareholders	$238	$222	7%
Core earnings	352	374	(6)%
APE sales	416	491	(15)%
New business CSM	103	91	13%
NBV	152	180	(16)%
U.S. (US$)
Net income attributed to shareholders	$101	$(397)	-%
Core earnings	241	251	(4)%
APE sales	155	120	29%
New business CSM	83	70	19%
NBV	44	48	(8)%
Global WAM
Net income attributed to shareholders	$403	$443	(5)%
Core earnings	448	454	2%
Gross flows ($ billions)[5]	56.0	50.3	15%
Average AUMA ($ billions)[5]	1,118	1,041	11%
Core EBITDA margin (%)	29.0%	28.4%	60 bps

Strategic Highlights
We are executing to expand our diversified portfolio and further strengthen distribution capabilities and product leadership
In Asia, we received recognition as Asia’s Best Insurance Provider for Wealth Management at the 2026
Euromoney Private Banking Awards, a leading benchmark in the private banking and wealth management industry. This acknowledgement reflects our strong growth momentum, innovative product suite for high-net-worth
(“HNW”) customer segments, value-added service, international capabilities, and trusted relationships with our distribution partners across all HNW channels.
In Global WAM, we completed the acquisition of PT Schroder Investment Management Indonesia (“Schroders
Indonesia”) with $3.5 billion of assets under management (“AUM”) as of March 31, 2026. The acquisition strengthens our position as the largest asset manager in Indonesia9 and enables us to deliver enhanced value to our clients and stakeholders by leveraging the firm’s local expertise and client relationships.
In addition, we entered into a strategic partnership with L&G6 to enhance our distribution, investment management, and product development capabilities. The partnership is intended to combine our global asset management expertise and distribution platform with L&G’s strengths as a global asset manager and distribution capabilities, especially across Europe, bringing together complementary capabilities to expand access to differentiated investment solutions across institutional, retirement, and retail channels.
In the U.S., we further differentiated our product portfolio through enhancements to our indexed and hybrid indexed universal life offerings, better positioning us to address evolving income-protection and wealth-
accumulation needs and supporting our growth strategy. Furthermore, we reinforced our industry-leading large-
case underwriting capabilities by increasing auto-bind limits through reinsurer support, simplifying underwriting and reducing friction for complex submissions.
We are deploying AI globally to enhance distributor experience, drive efficiency, and deliver value
We accelerated our momentum across our enterprise AI platform, establishing production‑ready environments and enabling initial scalable use cases, while leveraging new strategic partnerships with Akka10 and Adaptive ML11. In addition, our developers across the organization continued to adopt assisted and autonomous AI capabilities, increasing their productivity by 30% while enabling reinvestment to support business growth and develop new capabilities to serve our customers. Together, we expect these advancements will enhance our ability to deploy AI at scale with speed, consistency, and in alignment with our Responsible AI Principles.
Building on the roll out of agent and advisor AI tools in a number of our Asia markets in 2025, we launched our distributor AI tool in Vietnam to support faster access to product information, premium calculations and simplified illustrations for customers. In Japan, we also enhanced our AI tool to provide a unified, always-available entry point to information about our independent agents, including their affiliations, branch details, and product license eligibility, enabling us to provide better and faster support to these agents.
In Global WAM, we introduced an AI‑powered sales platform in U.S. Retail to better integrate data, enabling more personalized advisor conversations and smarter sales deployment. This platform allows sales teams to prioritize the most promising opportunities, driving an approximately 40% increase in meaningful advisor interactions and supporting higher flows.
In the U.S., we continued to realize benefits from scaling GenAI investments in underwriting through the expansion of our Quick Quote support tool, enabling us to automate nearly half of preliminary assessments, which accelerated average turnaround time from days to minutes and enabled underwriters to focus on more complex cases.
In Canada, we enhanced online claims processing for our Affinity health & dental business through AI-driven document processing for the majority of manually processed claims, which improved processing speed and accelerated payments to customers.
We are advancing our health, wealth and longevity strategy while establishing new strategic partnerships
In Asia, we established an exclusive partnership with Guardant Health to offer the Shield™ Multi‑Cancer Detection test (“Shield MCD test”)12 to eligible customers in Hong Kong, Singapore, and the Philippines. The collaboration makes us the first insurer in Asia to offer the Shield MCD test, broadening access to early cancer detection and advancing our commitment to improving customer health outcomes and longevity.
In Canada, we partnered with Osara Health®, a global provider of evidence-based cancer support programs to pilot the Cancer Coach™ program and offer eligible Group Benefits members structured and personalized support for navigating the daily challenges that accompany a cancer diagnosis, treatment, and recovery.

We also advanced Manulife’s commitment to longevity through a partnership with the National Institute on Ageing, supporting the release of the Ageing in Canada Survey, one of Canada’s most comprehensive annual snapshots of aging, and building on our commitment to health, wealth and financial wellbeing.
In the U.S., we launched John Hancock Vitality PRO, a distributor-facing engagement platform designed to support the promotion of John Hancock Vitality and to enhance producer loyalty. Early adoption continues to build, reinforcing engagement in John Hancock Vitality and our mission to help customers live longer, healthier, better lives.
Continued business growth drove core earnings higher13
Core earnings of $1.8 billion in 1Q26, up 8% from 1Q25
The increase in core earnings reflected strong business growth in Asia and Global WAM, the net positive impact of
2025 updates to actuarial methods and assumptions, and a net improvement in insurance experience, partially offset by lower investment spreads in the U.S. and the impact of the eMPF transition in Hong Kong.
•Asia core earnings increased 22%, reflecting continued business growth and the net positive impact of 2025 updates to actuarial methods and assumptions, partially offset by less favourable insurance experience.
•Global WAM core earnings increased 2%, driven by higher net fee income from favourable market impacts
over the past 12 months, contribution from the Manulife | Comvest business, and continued expense
discipline, partially offset by the impact of the eMPF transition in Hong Kong and lower performance fees.
•Canada core earnings decreased 6%, reflecting unfavourable insurance experience in Group Insurance in
1Q26, compared with favourable experience in 1Q25. The variance in insurance experience was largely driven by higher long-term disability claims, along with higher expenses to support the growing business and transformational investment to elevate customer experience in Group Insurance. This was partially offset by business growth in the segment, the net positive impact of 2025 updates to actuarial methods and assumptions, and a lower charge in the expected credit loss provision.
•U.S. core earnings decreased 4%, primarily driven by lower investment spreads, partially offset by favourable net insurance experience in 1Q26 compared with unfavourable experience in 1Q25.
•Corporate and Other core earnings improved by $12 million, reflecting the non-recurrence of the 1Q25 provision for the California wildfires in our P&C reinsurance business, partially offset by lower investment income and higher expenses from continued strategic investments in transformational efforts, including AI-
focused initiatives.
Net Income attributed to shareholders of $1.1 billion in 1Q26, $0.7 billion higher compared with 1Q25
The $0.7 billion increase in net income was primarily driven by a smaller net charge related to market experience and core earnings growth. The net charge from market experience in 1Q26 reflected lower-than-expected returns on public equity and lower-than-expected returns on alternative long-duration assets, mainly related to real estate, timber, and private equity investments. The market experience in 1Q25 included a $0.7 billion realized loss related to the RGA U.S. Reinsurance Transaction from the sale of debt instruments, which was offset by an associated change in Other Comprehensive Income with a net neutral impact to book value.14
Insurance new business growth momentum continued, with a double-digit increase in new business CSM across all segments
APE sales, new business CSM and NBV increased 7%, 16%, and 7%, respectively, reflecting the strength of our diversified business portfolio
•Asia delivered strong growth in APE sales, new business CSM and NBV, with a year-over-year increase of
11%, 15% and 15%, respectively, driven by higher sales volumes and a more favourable business mix, reflecting growth in Hong Kong, Japan and Singapore across all three new business metrics. NBV margin improved modestly to 38.2%.5
•Canada APE sales and NBV decreased 15% and 16%, respectively, driven by lower Group Insurance sales, partially offset by higher Individual Insurance sales. New business CSM increased 13%, reflecting the growth in Individual Insurance from higher participating life insurance sales.
•In the U.S., APE sales and new business CSM increased 29% and 19%, respectively, reflecting increased demand for our accumulation insurance products supported by recent product enhancements. NBV decreased
8%, primarily driven by product mix, partially offset by higher sales volumes.

Global WAM net outflows of $4.4 billion in 1Q26, compared with net inflows of $0.5 billion in 1Q25
•Retirement net outflows were $2.8 billion in 1Q26 compared with net outflows of $2.6 billion in 1Q25, driven by higher member withdrawals reflecting higher account balances from market growth and higher retirement plan redemptions in the U.S., partially offset by lower retirement plan redemptions in Canada.
•Retail net outflows were $5.8 billion in 1Q26 compared with net inflows of $0.5 billion in 1Q25, primarily driven by higher net outflows in active mutual funds through third-party intermediaries in North America, including a few large model redemptions in the U.S.
•Institutional Asset Management net inflows were $4.2 billion in 1Q26 compared with net inflows of $2.6 billion
in 1Q25, driven by net flows from the Manulife | Comvest business, and higher net sales from money market
mandates in mainland China and from Manulife | CQS products, partially offset by lower net flows in equity mandates and lower deployments in private equity mandates.
New business growth continued to drive higher organic CSM and CSM balance
CSM15 was $25,589 million as at March 31, 2026
CSM increased $620 million compared with December 31, 2025. Organic CSM movement contributed $650 million of the increase, representing an 11% annualized growth in our CSM net of NCI balance16, primarily driven by the impact of new business, interest accretion and net favourable insurance experience, partially offset by amortization recognized in core earnings. Inorganic CSM movement was a decrease of $30 million, primarily driven by the unfavourable impacts of equity market performance and interest rate movements, partially offset by the impacts of changes in foreign currency exchange rates. Post-tax CSM net of NCI1 was $21,255 million as at March 31, 2026.

(1)Core earnings and post-tax contractual service margin net of NCI (“post-tax CSM net of NCI”) are non-GAAP financial measures. For more information on non-
GAAP and other financial measures, see “Non-GAAP and other financial measures” below and in our 1Q26 Management’s Discussion and Analysis (“1Q26
MD&A”).
(2)Percentage growth/declines in core earnings, diluted core earnings per common share (“core EPS”), diluted earnings (loss) per share (“EPS”), new business contractual service margin net of NCI (“new business CSM”), and net income attributed to shareholders are stated on a constant exchange rate (“CER”) basis and are non-GAAP ratios.
(3)Core EPS, core ROE, core EBITDA margin, expense efficiency ratio, adjusted book value per common share (“adjusted BV per common share”), and financial leverage ratio are non-GAAP ratios.
(4)Life Insurance Capital Adequacy Test (“LICAT”) ratio of The Manufacturers Life Insurance Company (“MLI”) as at March 31, 2026. LICAT ratio is disclosed under the Office of the Superintendent of Financial Institutions (“OSFI’s”) Life Insurance Capital Adequacy Test Public Disclosure Requirements guideline.
(5)For more information on annualized premium equivalent (“APE”) sales, new business value (“NBV”), net flows, gross flows, average asset under management and administration (“average AUMA”) and new business value margin (“NBV margin”), see “Non-GAAP and other financial measures” below. In this news release, percentage growth/decline in APE sales, NBV, net flows, gross flows, and average AUMA are stated on a constant exchange rate basis.
(6)Legal & General Investment Management Limited and Legal and General Assurance Society, collectively referred to as “L&G”.
(7)See “Caution regarding forward-looking statements” below.
(8)Under IFRS 17.
(9)Based on AUM as of February 2026.
(10)Akka provides a secure and scalable software foundation to build trusted AI-powered business applications.
(11)Adaptive ML provides a reinforcement-learning-powered engine to fine-tune, evaluate, and deploy open-source small language models (SLMs) for enterprise applications.
(12)The Shield MCD test is intended to detect 10 cancers with a single blood draw, and is for export use only outside of the United States.
(13)See section A1 “Profitability” in our 1Q26 MD&A for more information on notable items attributable to core earnings and net income attributed to shareholders.
(14)The reinsurance transaction with the Reinsurance Group of America, Incorporated (“RGA U.S. Reinsurance Transaction”) closed January 1, 2025.
(15)Net of non-controlling interests (“NCI”).
(16)Percentage growth / decline in our CSM net of NCI balance from organic CSM movement is stated on a constant exchange rate basis and is a non-GAAP ratio.
This percentage is calculated as the annualized year-to-date change in organic CSM net of NCI divided by the December 31, 2025 CSM net of NCI balance.

Earnings Results Conference Call
Manulife will host a conference call and live webcast on its First Quarter 2026 results on May 14, 2026, at 8:00
a.m. (ET). To access the conference call, dial 1-888-317-6003 or 1-647-846-2809 (Passcode: 7290517#). Please
call in 15 minutes before the scheduled start time. You will be required to provide your name and organization to the operator. You may access the webcast at https://www.manulife.com/en/investors/results-and-reports.
The archived webcast will be available following the call at the same URL as above. A replay of the call will also be available until August 14, 2026, by dialing 1-855-669-9658 or 1-412-317-0088 (Passcode: 1809675#).
The First Quarter 2026 Statistical Information Package is also available on the Manulife website at https://
www.manulife.com/en/investors/results-and-reports.
This earnings news release should be read in conjunction with the Company’s First Quarter 2026 Report to
Shareholders, including our unaudited interim Consolidated Financial Statements for the three months ended
March 31, 2026, prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board, which is available on our website at https://www.manulife.com/en/
investors/results-and-reports. The Company’s 1Q26 MD&A and additional information relating to the Company is available on the SEDAR+ website at https://www.sedarplus.ca and on the U.S. Securities and Exchange
Commission’s (“SEC”) website at https://www.sec.gov.
Any information contained in, or otherwise accessible through, websites mentioned in this news release does not form a part of this document unless it is expressly incorporated by reference.

Media Inquiries	Investor Relations
Fiona McLean	Derek Theobalds
(437) 441-7491	(416) 254-1774
fiona_mclean@manulife.com	derek_theobalds@manulife.com

Earnings
The following table presents net income attributed to shareholders, consisting of core earnings and details of the items excluded from core earnings:

	Quarterly Results
($ millions)	1Q26	4Q25	1Q25
Core earnings
Asia	$820	$785	$705
Canada	352	413	374
U.S.	331	319	361
Global Wealth and Asset Management	448	490	454
Corporate and Other	(115)	(14)	(127)
Total core earnings	$1,836	$1,993	$1,767
Items excluded from core earnings
Market experience gains (losses)	(666)	(441)	(1,332)
Change in actuarial methods and assumptions that flow directly through income	-	-	-
Restructuring charge	-	(12)	-
Amortization of acquisition-related intangible assets(1)	(18)	(12)	-
Reinsurance transactions, tax-related items and other	(5)	(29)	50
Net income attributed to shareholders	$1,147	$1,499	$485
(1)Includes the amortization of intangible assets acquired in a business combination, except for amortization of software and distribution agreements. This item is excluded from core earnings commencing in 3Q25. Prior periods have not been restated as these amounts are not considered material, and use the definition of core earnings in effect for those periods. See our definition of core earnings in section E3 “Non-GAAP and Other Financial Measures” of the 1Q26 MD&A.
Non-GAAP and other financial measures
The Company prepares its Consolidated Financial Statements in accordance with IFRS as issued by the
International Accounting Standards Board. We use a number of non-GAAP and other financial measures to evaluate overall performance and to assess each of our businesses. This section includes information required by
National Instrument 52-112 – Non-GAAP and Other Financial Measures Disclosure in respect of “specified financial measures” (as defined therein).
Non-GAAP financial measures include core earnings (loss); core earnings available to common shareholders;
core earnings before interest, taxes, depreciation and amortization (“core EBITDA”); core expenses; adjusted book value; post-tax contractual service margin; post-tax contractual service margin net of NCI (“post-tax CSM net of
NCI”); CSM net of NCI; assets under management (“AUM”); and core revenue. In addition, non-GAAP financial measures include the following stated on a constant exchange rate (“CER”) basis: any of the foregoing non-GAAP financial measures; net income attributed to shareholders; and common shareholders’ net income.
Non-GAAP ratios include core return on common shareholders’ equity (“core ROE”); diluted core earnings per common share (“core EPS”); expense efficiency ratio; adjusted book value per common share; financial leverage ratio; core EBITDA margin; growth in the CSM net of NCI from organic CSM movement; and percentage growth/
decline on a constant exchange rate basis in any of the above non-GAAP financial measures and non-GAAP ratios; net income attributed to shareholders; diluted earnings per common share (“EPS”), CSM, and new business
CSM.
Other specified financial measures include NBV; APE sales; gross flows; net flows; average assets under management and administration (“average AUMA”); NBV margin; and percentage growth/decline in these foregoing specified financial measures. In addition, explanations of the components of the CSM movement, other than  new business CSM are provided in our 1Q26 MD&A.
Non-GAAP financial measures and non-GAAP ratios are not standardized financial measures under GAAP and, therefore, might not be comparable to similar financial measures disclosed by other issuers. Therefore, they should not be considered in isolation or as a substitute for any other financial information prepared in accordance with GAAP. For more information on non-GAAP financial measures, including those referred to above, see the section “Non-GAAP and other financial measures” in our 1Q26 MD&A, which is incorporated by reference.

Reconciliation of core earnings to net income attributed to shareholders – 1Q26
($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	1Q26
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Income (loss) before income taxes	$776	$325	$159	$489	$(283)	$1,466
Income tax (expenses) recoveries
Core earnings	(100)	(88)	(78)	(88)	42	(312)
Items excluded from core earnings	(27)	26	57	12	14	82
Income tax (expenses) recoveries	(127)	(62)	(21)	(76)	56	(230)
Net income (post-tax)	649	263	138	413	(227)	1,236
Less: Net income (post-tax) attributed to
Non-controlling interests	33	-	-	10	-	43
Participating policyholders	21	25	-	-	-	46
Net income (loss) attributed to shareholders (post- tax)	595	238	138	403	(227)	1,147
Less: Items excluded from core earnings (post-tax)
Market experience gains (losses)	(225)	(114)	(193)	(22)	(112)	(666)
Changes in actuarial methods and assumptions that flow directly through income	-	-	-	-	-	-
Restructuring charge	-	-	-	-	-	-
Amortization of acquisition-related intangible assets	-	-	-	(18)	-	(18)
Reinsurance transactions, tax related items and other	-	-	-	(5)	-	(5)
Core earnings (post-tax)	$820	$352	$331	$448	$(115)	$1,836
Income tax on core earnings (see above)	100	88	78	88	(42)	312
Core earnings (pre-tax)	$920	$440	$409	$536	$(157)	$2,148
Core earnings, CER basis and U.S. dollars – 1Q26
($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	1Q26
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Core earnings (post-tax)	$820	$352	$331	$448	$(115)	$1,836
CER adjustment(1)	-	-	-	-	-	-
Core earnings, CER basis (post-tax)	$820	$352	$331	$448	$(115)	$1,836
Income tax on core earnings, CER basis(2)	100	88	78	88	(42)	312
Core earnings, CER basis (pre-tax)	$920	$440	$409	$536	$(157)	$2,148
Core earnings (U.S. dollars) – Asia and U.S. segments
Core earnings (post-tax)(3), US $	$598		$241
CER adjustment US $(1)	-		-
Core earnings, CER basis (post-tax), US $	$598		$241
(1)The impact of updating foreign exchange rates to that which was used in 1Q26.
(2)Income tax on core earnings adjusted to reflect the foreign exchange rates for the Statement of Income in effect for 1Q26.
(3)Core earnings (post-tax) in Canadian $ is translated to US $ using the US $ Statement of Income exchange rate for 1Q26.

Reconciliation of core earnings to net income attributed to shareholders – 4Q25
($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	4Q25
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Income (loss) before income taxes	$899	$354	$101	$542	$9	$1,905
Income tax (expenses) recoveries
Core earnings	(101)	(111)	(75)	(93)	52	(328)
Items excluded from core earnings	(102)	25	55	10	30	18
Income tax (expenses) recoveries	(203)	(86)	(20)	(83)	82	(310)
Net income (post-tax)	696	268	81	459	91	1,595
Less: Net income (post-tax) attributed to
Non-controlling interests	26	-	-	7	-	33
Participating policyholders	47	16	-	-	-	63
Net income (loss) attributed to shareholders (post- tax)	623	252	81	452	91	1,499
Less: Items excluded from core earnings (post-tax)
Market experience gains (losses)	(121)	(158)	(238)	(1)	77	(441)
Changes in actuarial methods and assumptions that flow directly through income	-	-	-	-	-	-
Restructuring charge	-	(3)	-	(9)	-	(12)
Amortization of acquisition-related intangible assets	-	-	-	(12)	-	(12)
Reinsurance transactions, tax related items and other	(41)	-	-	(16)	28	(29)
Core earnings (post-tax)	$785	$413	$319	$490	$(14)	$1,993
Income tax on core earnings (see above)	101	111	75	93	(52)	328
Core earnings (pre-tax)	$886	$524	$394	$583	$(66)	$2,321
Core earnings, CER basis and U.S. dollars – 4Q25
($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	4Q25
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Core earnings (post-tax)	$785	$413	$319	$490	$(14)	$1,993
CER adjustment(1)	(14)	-	(6)	(6)	(1)	(27)
Core earnings, CER basis (post-tax)	$771	$413	$313	$484	$(15)	$1,966
Income tax on core earnings, CER basis(2)	99	111	74	92	(52)	324
Core earnings, CER basis (pre-tax)	$870	$524	$387	$576	$(67)	$2,290
Core earnings (U.S. dollars) – Asia and U.S. segments
Core earnings (post-tax)(3), US $	$564		$229
CER adjustment US $(1)	(1)		(1)
Core earnings, CER basis (post-tax), US $	$563		$228
(1)The impact of updating foreign exchange rates to that which was used in 1Q26.
(2)Income tax on core earnings adjusted to reflect the foreign exchange rates for the Statement of Income in effect for 1Q26.
(3)Core earnings (post-tax) in Canadian $ is translated to US $ using the US $ Statement of Income exchange rate for 4Q25.

Reconciliation of core earnings to net income attributed to shareholders – 1Q25
($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	1Q25
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Income (loss) before income taxes	$870	$305	$(731)	$528	$(273)	$699
Income tax (expenses) recoveries
Core earnings	(101)	(89)	(84)	(86)	29	(331)
Items excluded from core earnings	(30)	30	246	2	7	255
Income tax (expenses) recoveries	(131)	(59)	162	(84)	36	(76)
Net income (post-tax)	739	246	(569)	444	(237)	623
Less: Net income (post-tax) attributed to
Non-controlling interests	67	-	-	1	(2)	66
Participating policyholders	48	24	-	-	-	72
Net income (loss) attributed to shareholders (post- tax)	624	222	(569)	443	(235)	485
Less: Items excluded from core earnings (post-tax)
Market experience gains (losses)	(77)	(152)	(930)	(11)	(162)	(1,332)
Changes in actuarial methods and assumptions that flow directly through income	-	-	-	-	-	-
Restructuring charge	-	-	-	-	-	-
Amortization of acquisition-related intangible assets	-	-	-	-	-	-
Reinsurance transactions, tax related items and other	(4)	-	-	-	54	50
Core earnings (post-tax)	$705	$374	$361	$454	$(127)	$1,767
Income tax on core earnings (see above)	101	89	84	86	(29)	331
Core earnings (pre-tax)	$806	$463	$445	$540	$(156)	$2,098
Core earnings, CER basis and U.S. dollars – 1Q25
($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	1Q25
	Asia	Canada	U.S.	Global WAM	Corporate and Other	Total
Core earnings (post-tax)	$705	$374	$361	$454	$(127)	$1,767
CER adjustment(1)	(31)	-	(16)	(15)	-	(62)
Core earnings, CER basis (post-tax)	$674	$374	$345	$439	$(127)	$1,705
Income tax on core earnings, CER basis(2)	96	89	80	84	(28)	321
Core earnings, CER basis (pre-tax)	$770	$463	$425	$523	$(155)	$2,026
Core earnings (U.S. dollars) – Asia and U.S. segments
Core earnings (post-tax)(3), US $	$492		$251
CER adjustment US $(1)	-		1
Core earnings, CER basis (post-tax), US $	$492		$252
(1)The impact of updating foreign exchange rates to that which was used in 1Q26.
(2)Income tax on core earnings adjusted to reflect the foreign exchange rates for the Statement of Income in effect for 1Q26.
(3)Core earnings (post-tax) in Canadian $ is translated to US $ using the US $ Statement of Income exchange rate for 1Q25.
Core earnings available to common shareholders
($ millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	Quarterly Results					Full Year Results
	1Q26	4Q25	3Q25	2Q25	1Q25	2025
Core earnings	$1,836	$1,993	$2,035	$1,726	$1,767	$7,521
Less: Preferred share dividends and other equity distributions	58	103	58	103	57	321
Core earnings available to common shareholders	1,778	1,890	1,977	1,623	1,710	7,200
CER adjustment(1)	-	(27)	(16)	(21)	(62)	(126)
Core earnings available to common shareholders, CER basis	$1,778	$1,863	$1,961	$1,602	$1,648	$7,074
(1)The impact of updating foreign exchange rates to which was used in 1Q26.

Core ROE
($ millions, unless otherwise stated)

	Quarterly Results					Full Year Results
	1Q26	4Q25	3Q25	2Q25	1Q25	2025
Core earnings available to common shareholders	$1,778	$1,890	$1,977	$1,623	$1,710	$7,200
Annualized core earnings available to common shareholders (post-tax)	$7,211	$7,498	$7,844	$6,510	$6,935	$7,200
Average common shareholders’ equity (see below)	$43,717	$43,759	$43,238	$43,448	$44,394	$43,709
Core ROE (annualized) (%)	16.5%	17.1%	18.1%	15.0%	15.6%	16.5%
Average common shareholders’ equity
Total shareholders’ and other equity	$50,632	$50,121	$50,716	$49,080	$51,135	$50,121
Less: Preferred shares and other equity	6,660	6,660	6,660	6,660	6,660	6,660
Common shareholders’ equity	$43,972	$43,461	$44,056	$42,420	$44,475	$43,461
Average common shareholders’ equity	$43,717	$43,759	$43,238	$43,448	$44,394	$43,709
CSM and post-tax CSM information
($ millions pre-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

As at	Mar 31, 2026	Dec 31, 2025	Sep 30, 2025	Jun 30, 2025	Mar 31, 2025
CSM	$27,325	$26,568	$26,283	$23,722	$23,713
Less: CSM for NCI	1,736	1,599	1,565	1,406	1,417
CSM, net of NCI	$25,589	$24,969	$24,718	$22,316	$22,296
CER adjustment(1)	-	332	(66)	197	(556)
CSM, net of NCI, CER basis	$25,589	$25,301	$24,652	$22,513	$21,740
CSM by segment
Asia	$18,228	$17,750	$17,580	$15,786	$15,904
Asia NCI	1,736	1,599	1,565	1,406	1,417
Canada	4,432	4,459	4,490	4,133	4,052
U.S.	2,927	2,760	2,649	2,386	2,329
Corporate and Other	2	-	(1)	11	11
CSM	$27,325	$26,568	$26,283	$23,722	$23,713
CSM, CER adjustment(1)
Asia	$-	$282	$(74)	$143	$(486)
Asia NCI	-	46	50	80	23
Canada	-	-	-	-	-
U.S.	-	50	8	54	(70)
Corporate and Other	-	-	-	1	-
Total	$-	$378	$(16)	$278	$(533)
CSM, CER basis
Asia	$18,228	$18,032	$17,506	$15,929	$15,418
Asia NCI	1,736	1,645	1,615	1,486	1,440
Canada	4,432	4,459	4,490	4,133	4,052
U.S.	2,927	2,810	2,657	2,440	2,259
Corporate and Other	2	-	(1)	12	11
Total CSM, CER basis	$27,325	$26,946	$26,267	$24,000	$23,180
Post-tax CSM
CSM	$27,325	$26,568	$26,283	$23,722	$23,713
Marginal tax rate on CSM	(4,510)	(4,403)	(4,347)	(3,940)	(3,929)
Post-tax CSM	$22,815	$22,165	$21,936	$19,782	$19,784
CSM, net of NCI	$25,589	$24,969	$24,718	$22,316	$22,296
Marginal tax rate on CSM net of NCI	(4,334)	(4,236)	(4,181)	(3,789)	(3,772)
Post-tax CSM net of NCI	$21,255	$20,733	$20,537	$18,527	$18,524
(1)The impact of reflecting CSM and CSM net of NCI using the foreign exchange rates for the Statement of Financial Position in effect for 1Q26.

New business CSM(1) detail, CER basis
($ millions pre-tax, and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	Quarterly Results					Full Year Results
	1Q26	4Q25	3Q25	2Q25	1Q25	2025
New business CSM
Hong Kong	$316	$244	$287	$286	$316	$1,133
Japan	167	159	76	74	81	390
Mainland China	114	55	112	63	126	356
Singapore	165	159	182	140	138	619
Other(2)	40	80	55	100	54	289
Asia	802	697	712	663	715	2,787
Canada	103	135	109	100	91	435
U.S.	114	188	145	119	101	553
Total new business CSM	$1,019	$1,020	$966	$882	$907	$3,775
New business CSM, CER adjustment(3)
Hong Kong	$-	$(4)	$(1)	$(2)	$(13)	$(20)
Japan	-	(6)	(5)	(6)	(6)	(23)
Mainland China	-	1	3	2	-	6
Singapore	-	(1)	1	1	1	2
Other(2)	-	(1)	(1)	(1)	(2)	(5)
Asia	-	(11)	(3)	(6)	(20)	(40)
Canada	-	-	-	-	-	-
U.S.	-	(4)	(1)	(1)	(4)	(10)
Total new business CSM	$-	$(15)	$(4)	$(7)	$(24)	$(50)
New business CSM, CER basis
Hong Kong	$316	$240	$286	$284	$303	$1,113
Japan	167	153	71	68	75	367
Mainland China	114	56	115	65	126	362
Singapore	165	158	183	141	139	621
Other(2)	40	79	54	99	52	284
Asia	802	686	709	657	695	2,747
Canada	103	135	109	100	91	435
U.S.	114	184	144	118	97	543
Total new business CSM, CER basis	$1,019	$1,005	$962	$875	$883	$3,725
(1)New business CSM is net of NCI.
(2)Other includes Cambodia, Indonesia, International High Net Worth, Malaysia, Myanmar, the Philippines and Vietnam.
(3)The impact of updating foreign exchange rates to that which was used in 1Q26.

Net income financial measures on a CER basis
($ Canadian millions, post-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	Quarterly Results					Full Year Results
	1Q26	4Q25	3Q25	2Q25	1Q25	2025
Net income (loss) attributed to shareholders:
Asia	$595	$623	$895	$830	$624	$2,972
Canada	238	252	449	390	222	1,313
U.S.	138	81	(75)	36	(569)	(527)
Global WAM	403	452	523	482	443	1,900
Corporate and Other	(227)	91	7	51	(235)	(86)
Total net income (loss) attributed to shareholders	1,147	1,499	1,799	1,789	485	5,572
Preferred share dividends and other equity distributions	(58)	(103)	(58)	(103)	(57)	(321)
Common shareholders’ net income (loss)	$1,089	$1,396	$1,741	$1,686	$428	$5,251
CER adjustment(1)
Asia	$-	$(6)	$9	$(8)	$(40)	$(45)
Canada	-	(1)	2	(1)	2	2
U.S.	-	(1)	(2)	-	24	21
Global WAM	-	(8)	(1)	(5)	(20)	(34)
Corporate and Other	-	(3)	(2)	3	9	7
Total net income (loss) attributed to shareholders	-	(19)	6	(11)	(25)	(49)
Preferred share dividends and other equity distributions	-	-	-	-	-	-
Common shareholders’ net income (loss)	$-	$(19)	$6	$(11)	$(25)	$(49)
Net income (loss) attributed to shareholders, CER basis
Asia	$595	$617	$904	$822	$584	$2,927
Canada	238	251	451	389	224	1,315
U.S.	138	80	(77)	36	(545)	(506)
Global WAM	403	444	522	477	423	1,866
Corporate and Other	(227)	88	5	54	(226)	(79)
Total net income (loss) attributed to shareholders, CER basis	1,147	1,480	1,805	1,778	460	5,523
Preferred share dividends and other equity distributions, CER basis	(58)	(103)	(58)	(103)	(57)	(321)
Common shareholders' net income (loss), CER basis	$1,089	$1,377	$1,747	$1,675	$403	$5,202
Asia net income attributed to shareholders, U.S. dollars
Asia net income (loss) attributed to shareholders, US $(2)	$433	$447	$649	$600	$435	$2,131
CER adjustment, US $(1)	-	3	10	(1)	(9)	3
Asia net income (loss) attributed to shareholders, U.S. $, CER basis(1)	$433	$450	$659	$599	$426	$2,134
Net income (loss) attributed to shareholders (pre-tax)
Net income (loss) attributed to shareholders (post-tax)	$1,147	$1,499	$1,799	$1,789	$485	$5,572
Tax on net income attributed to shareholders	215	292	283	307	47	929
Net income (loss) attributed to shareholders (pre-tax)	1,362	1,791	2,082	2,096	532	6,501
CER adjustment(1)	-	(17)	(20)	(23)	(18)	(78)
Net income (loss) attributed to shareholders (pre-tax), CER basis	$1,362	$1,774	$2,062	$2,073	$514	$6,423
(1)The impact of updating foreign exchange rates to that which was used in 1Q26.
(2)Asia net income attributed to shareholders (post-tax) in Canadian dollars is translated to U.S. dollars using the U.S. dollar Statement of Income rate for the reporting period.
Adjusted book value
($ millions)

	Mar 31, 2026	Dec 31, 2025	Sep 30, 2025	Jun 30, 2025	Mar 31, 2025
As at
Common shareholders’ equity	$43,972	$43,461	$44,056	$42,420	$44,475
Post-tax CSM, net of NCI	21,255	20,733	20,537	18,527	18,524
Adjusted book value	$65,227	$64,194	$64,593	$60,947	$62,999

Reconciliation of Global WAM core earnings to core EBITDA
($ millions, pre-tax and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	Quarterly Results					Full Year Results
	1Q26	4Q25	3Q25	2Q25	1Q25	2025
Global WAM core earnings (post-tax)	$448	$490	$525	$463	$454	$1,932
Add back taxes, acquisition costs, other expenses and deferred sales commissions
Core income tax (expenses) recoveries (see above)	88	93	82	89	86	350
Amortization of deferred acquisition costs and other depreciation	63	61	44	51	46	202
Amortization of deferred sales commissions	24	24	21	20	22	87
Core EBITDA	$623	$668	$672	$623	$608	$2,571
CER adjustment(1)	-	(9)	(2)	(5)	(20)	(36)
Core EBITDA, CER basis	$623	$659	$670	$618	$588	$2,535
(1)The impact of updating foreign exchange rates to that which was used in 1Q26.
Core EBITDA margin and core revenue
($ millions, unless otherwise stated)

	Quarterly Results					Full Year Results
	1Q26	4Q25	3Q25	2Q25	1Q25	2025
Core EBITDA margin
Core EBITDA	$623	$668	$672	$623	$608	$2,571
Core revenue	$2,146	$2,285	$2,175	$2,069	$2,140	$8,669
Core EBITDA margin	29.0%	29.2%	30.9%	30.1%	28.4%	29.7%
Global WAM core revenue
Other revenue per financial statements	$1,930	$2,147	$2,145	$1,851	$1,986	$8,129
Less: Other revenue in segments other than Global WAM	(56)	28	121	(53)	11	107
Other revenue in Global WAM (fee income)	$1,986	$2,119	$2,024	$1,904	$1,975	$8,022
Investment income per financial statements	$4,536	$5,358	$4,682	$4,740	$4,234	$19,014
Realized and unrealized gains (losses) on assets supporting insurance and investment contract liabilities per financial statements	(1,384)	1,106	3,784	2,377	(992)	6,275
Total investment income	3,152	6,464	8,466	7,117	3,242	25,289
Less: Investment income in segments other than Global WAM	3,015	6,300	8,275	6,924	3,089	24,588
Investment income in Global WAM	$137	$164	$191	$193	$153	$701
Total other revenue and investment income in Global WAM	$2,123	$2,283	$2,215	$2,097	$2,128	$8,723
Less: Total revenue reported in items excluded from core earnings
Market experience gains (losses)	(28)	(1)	24	20	(14)	29
Revenue related to integration and acquisitions	5	(1)	16	8	2	25
Global WAM core revenue	$2,146	$2,285	$2,175	$2,069	$2,140	$8,669

Core expenses
($ millions, and based on actual foreign exchange rates in effect in the applicable reporting period, unless otherwise stated)

	Quarterly Results					Full Year Results
	1Q26	4Q25	3Q25	2Q25	1Q25	2025
Core expenses
General expenses – Statements of Income	$1,251	$1,327	$1,232	$1,140	$1,202	$4,901
Directly attributable acquisition expense for contracts measured using the PAA method and products without a CSM(1)	48	48	42	40	42	172
Directly attributable maintenance expense(1)	552	542	524	514	532	2,112
Total expenses	1,851	1,917	1,798	1,694	1,776	7,185
Less: General expenses included in items excluded from core earnings
Restructuring charge	-	16	-	-	-	16
Amortization of acquisition-related intangible assets	23	16	8	-	-	24
Integration and acquisition	-	7	22	-	-	29
Legal provisions and Other expenses	1	5	10	5	-	20
Total	24	44	40	5	-	89
Core expenses	$1,827	$1,873	$1,758	$1,689	$1,776	$7,096
CER adjustment(2)	-	(18)	(5)	(12)	(39)	(74)
Core expenses, CER basis	$1,827	$1,855	$1,753	$1,677	$1,737	$7,022
Total expenses	$1,851	$1,917	$1,798	$1,694	$1,776	$7,185
CER adjustment(2)	-	(18)	(5)	(11)	(40)	(74)
Total expenses, CER basis	$1,851	$1,899	$1,793	$1,683	$1,736	$7,111
(1)Expenses are components of insurance service expenses on the Statements of Income that flow directly through income.
(2)The impact of updating foreign exchange rates to that which was used in 1Q26.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS
From time to time, Manulife makes written and/or oral forward-looking statements, including in this document. In addition, our representatives may make forward-looking statements orally to analysts, investors, the media and others. All such statements are made pursuant to the “safe harbour” provisions of Canadian provincial securities laws and the U.S.
Private Securities Litigation Reform Act of 1995.
The forward-looking statements in this document include, but are not limited to, statements with respect to our ability to achieve our medium-term financial and operating targets, the anticipated benefits of the acquisition of Schroders
Indonesia and the partnership between Global WAM and L&G, the expected benefits and value derived from the use of
AI and also relate to, among other things, our objectives, goals, strategies, intentions, plans, beliefs, expectations and estimates, and can generally be identified by the use of words such as “may”, “will”, “could”, “should”, “would”, “likely”,
“suspect”, “outlook”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “plan”, “forecast”, “objective”, “seek”, “aim”,
“continue”, “goal”, “restore”, “embark” and “endeavour” (or the negative thereof) and words and expressions of similar import, and include statements concerning possible or assumed future results. Although we believe that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements and they should not be interpreted as confirming market or analysts’
expectations in any way.
Certain material factors or assumptions are applied in making forward-looking statements and actual results may differ materially from those expressed or implied in such statements.
Important factors that could cause actual results to differ materially from expectations include but are not limited to:
general business and economic conditions (including but not limited to the performance, volatility and correlation of equity markets, interest rates, credit and swap spreads, inflation rates, currency rates, investment losses and defaults, market liquidity and creditworthiness of guarantors, reinsurers and counterparties); changes in laws and regulations; changes in accounting standards applicable in any of the territories in which we operate; changes in regulatory capital requirements;
our ability to obtain premium rate increases on in-force policies; our ability to execute strategic plans and changes to strategic plans; downgrades in our financial strength or credit ratings; our ability to maintain our reputation; impairments of goodwill or intangible assets or the establishment of provisions against future tax assets; the accuracy of estimates relating to morbidity, mortality and policyholder behaviour; the accuracy of other estimates used in applying accounting policies and actuarial methods and embedded value methods; our ability to implement effective hedging strategies and unforeseen consequences arising from such strategies; our ability to source appropriate assets to back our long-dated liabilities; level of competition and consolidation; our ability to market and distribute products through current and future distribution channels; unforeseen liabilities or asset impairments arising from acquisitions and dispositions of businesses;
the realization of losses arising from the sale of investments classified fair value through other comprehensive income;
our liquidity, including the availability of financing to satisfy existing financial liabilities on expected maturity dates when required; obligations to pledge additional collateral; the availability of letters of credit to provide capital management flexibility; accuracy of information received from counterparties and the ability of counterparties to meet their obligations;
the availability, affordability and adequacy of reinsurance; legal and regulatory proceedings, including tax audits, tax litigation or similar proceedings; our ability to adapt products and services to the changing market; our ability to attract and retain key executives, employees and agents; the appropriate use and interpretation of complex models or deficiencies in models used; political, legal, operational and other risks associated with our operations; geopolitical uncertainty, including international conflicts and trade disputes; acquisitions and our ability to complete acquisitions including the availability of equity and debt financing for this purpose; the disruption of or changes to key elements of the Company’s or public infrastructure systems; environmental concerns, including climate change; our ability to protect our intellectual property and exposure to claims of infringement; our ability to execute our digital plans and to deploy future digital use cases, including with respect to AI, the anticipated benefits from the Schroders Indonesia acquisition and the partnership between Global WAM and L&G, and our inability to withdraw cash from subsidiaries.
Additional information about material risk factors that could cause actual results to differ materially from expectations and about material factors or assumptions applied in making forward-looking statements may be found under “Risk
Management and Risk Factors” and “Critical Actuarial and Accounting Policies” in the Management’s Discussion and
Analysis in our most recent annual report, under “Risk Management and Risk Factors Update” and “Critical Actuarial and
Accounting Policies” in the Management’s Discussion and Analysis in our most recent interim report, and in the “Risk
Management” note to the Consolidated Financial Statements in our most recent annual and interim reports, as well as elsewhere in our filings with Canadian and U.S. securities regulators.
The forward-looking statements in this document are, unless otherwise indicated, stated as of the date hereof and are presented for the purpose of assisting investors and others in understanding our financial position and results of operations, our future operations, as well as our objectives and strategic priorities, and may not be appropriate for other purposes. We do not undertake to update any forward-looking statements, except as required by law.